Exhibit 99.1

FOR IMMEDIATE RELEASE

AUNA ANNOUNCES PROPOSED OFFERING OF
SENIOR SECURED NOTES DUE 2032

Luxembourg, October 28, 2025 – Auna S.A. (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, today announced that the Company and Oncosalud S.A.C. (“Oncosalud” and, together with the Company, the “Co-Issuers”), as co-issuers, intend to offer senior secured notes (the “Notes”) in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act, and to sell additional Notes in a concurrent private placement in accordance with Section 4(a)(2) of the Securities Act. The Notes are expected to be fully and unconditionally guaranteed on a senior secured basis by certain of the Company's subsidiaries.

The timing of pricing and terms of the Notes are subject to market conditions and other factors. The proceeds from the Notes offering will be used by the Co-Issuers to (i) fund a tender offer conducted by the Company to purchase for cash any and all of its 10.000% Senior Secured Notes due 2029 and (ii) prepay indebtedness under the credit agreement, dated as of November 10, 2023, and to pay related interests, fees and expenses.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act, and delivered in the concurrent private placement (if consummated) in accordance with Section 4(a)(2) of the Securities Act. Unless so registered, the Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of June 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

Investor Relations Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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